ALLTEL Corporation
Exhibit 12
Statements Re: Computation of Ratios

The following table sets forth certain selected financial information relating to the Company:

	For the years ended December 31,
(Dollars in millions)	2005		2004		2003		2002		2001

Earnings:
Income from continuing operations before income taxes	$2,110.4		$1,592.0		$1,534.1		$1,360.3		$1,631.0
Minority interest in consolidated partnerships	69.1		80.1		78.6		73.4		75.2
Equity earnings in unconsolidated partnerships	(43.4)		(68.5)		(64.4)		(65.8)		(57.0)
Fixed charges	428.1		435.8		445.2		416.1		312.7
Amortization of capitalized interest	11.9		10.5		9.1		7.8		6.5
Distributed income of equity investees	35.1		78.2		46.6		46.8		50.7
	2,611.2		2,128.1		2,049.2		1,838.6		2,019.1
Less: Interest capitalized	(17.4)		(14.4)		(12.7)		(12.8)		(16.1)
Minority interest in consolidated partnerships	(69.1)		(80.1)		(78.6)		(73.4)		(75.2)
Earnings, as adjusted	$2,524.7		$2,033.6		$1,957.9		$1,752.4		$1,927.8

Fixed Charges:
Interest expense	$332.6		$352.5		$378.6		$355.1		$261.2
Interest capitalized	17.4		14.4		12.7		12.8		16.1
Amortization of debt expense	4.6		7.3		7.5		5.4		3.2
Interest portion of operating rents	73.5		61.6		46.4		42.8		32.2
Total fixed charges	$428.1		$435.8		$445.2		$416.1		$312.7

Ratio of earnings to fixed charges	5.90	(1)	4.67	(2)	4.40	(3)	4.21	(4)	6.17	(5)

Fixed charges	$428.1		$435.8		$445.2		$416.1		$312.7
Preferred stock dividends	0.2		0.2		0.2		0.2		0.2
Total fixed charges and preferred stock dividends	$428.3		$436.0		$445.4		$416.3		$312.9

Ratio of earnings to combined fixed charges
and preferred stock dividends	5.89	(1)	4.66	(2)	4.40	(3)	4.21	(4)	6.16	(5)

ALLTEL Corporation
Exhibit 12
Statements Re: Computation of Ratios

Notes:

For purposes of this calculation, earnings consist of the sum of income before taxes and adjustments for minority interest in consolidated subsidiaries and income from equity investees, fixed charges, and distributed income of equity investees less amounts for capitalized interest and the minority interest in pretax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest on indebtedness, capitalized interest, amortized expenses related to indebtedness and the portion of rental expense representative of the interest factor.

(1) Income before taxes for 2005 included pretax charges of $14.7 million associated with Hurricane Katrina and three other storms, net of insurance proceeds of
$5.0 million, $19.8 million related to a change in accounting for operating leases and $22.9 million of integration expenses incurred in connection with Alltel’s exchange of wireless assets with Cingular Wireless LLC (“Cingular”), merger with Western Wireless Corporation and the acquisition of wireless properties from
Public Service Cellular, Inc. Income before taxes also includes $4.4 million of severance and employee benefit costs related to a workforce reduction in its wireline operations and $31.3 million of incremental costs related to the pending spin off its wireline business to Alltel stockholders and merger with
Valor Communications Group, Inc. Income before taxes also includes the effect of a special cash dividend of $111.0 million related to the Company’s investment in Fidelity National Financial, Inc. ("Fidelity National") common stock and pretax gains of $158.0 million related to Alltel’s exchange of certain wireless assets with Cingular, $75.8 million related to the sale of all of the Company's shares of Fidelity National common stock and $15.0 million of pretax termination fees related to the early retirement of long-term debt and a related interest rate swap agreement. Excluding these items, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would both have been 5.34 for 2005.

(2) Income before taxes for 2004 included pretax charges of $28.4 million related to a planned workforce reduction and the exit of its competitive local exchange carrier operations in the Jacksonville, Florida market. Income before taxes also includes a $2.3 million reduction in the liabilities associated with various restructuring activities initiated prior to 2003. Income before taxes also includes a write-down of $24.8 million in the carrying value of certain corporate and regional facilities to fair value in conjunction with the proposed leasing or sale of those facilities. Excluding these items the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends would both have been 4.78 for 2004.

(3) Income before taxes for 2003 included pretax charges totaling $19.0 million consisting of charges of $8.5 million related to the closing of certain call center locations, the write-off of $13.2 million of certain capitalized software development costs with no alternative future use or functionality and a $2.7 million reduction in the liabilities associated with various restructuring activities initiated prior to 2003. Income before taxes also included a pretax gain of $31.0 million realized from the sale of certain assets of the Company's operations, partially offset by pretax write-downs totaling $6.0 million to reflect other-
than-temporary declines in the fair value of certain investments in unconsolidated limited partnerships and termination fees of $7.1 million incurred in connection with the early termination of long-term debt. The net effects of these items would not have resulted in a change to either the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for 2003.

(4) Income before taxes for 2002 included pretax charges totaling $69.9 million consisting of a pretax charge of $34.0 million incurred in connection with restructuring the Company's operations and with the closing of seven product distribution centers, charges of $28.8 million incurred in connection with its acquisitions of wireline properties from Verizon Communications, Inc. ("Verizon") and wireless properties from CenturyTel, Inc.("CenturyTel"), and write-downs of $7.1million in the carrying value of cell site equipment. Income before taxes also included a pretax gain of $22.1 million realized from the sale of a wireless property, partially offset by pretax write-downs of $16.3 million related to investments in marketable securities. Income before taxes also included a
$4.8 million pretax adjustment to reduce the gain recognized from the dissolution of a wireless partnership that was initially recorded in 2001. Income before taxes also included net additional interest expense of $26.8 million due to the early issuance of long-term debt to prefund the Company's acquisitions of wireless properties from CenturyTel and wireline properties from Verizon. The Company also recorded additional bad debt expense of $14.0 million due to the bankruptcy filing of an interexchange carrier. Excluding these items, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges would both have been 4.79 for 2002.

(5) Income before taxes for 2001 included pretax gains totaling $360.5 million and consisted of a $347.8 million pretax gain from the sale of PCS licenses, a pretax gain of $9.5 million from the dissolution of a wireless partnership and a pretax gain of $3.2 million from the sale of certain investments. Income before taxes also included pretax charges totaling $79.2 million consisting of termination fees of $2.9 million incurred in connection with the early retirement of long-term debt, charges of $61.2 million incurred in connection with the restructuring of the Company's operations and write-downs of $15.1 million in the carrying value of cell site equipment. Excluding these items, the ratio of earnings to fixed charges would have been 5.27 for 2001 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 5.26 for 2001.